Exhibit 99.3

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India.

CIN: L85195TG1984PLC004507

Tel: +9140 4900 2900

Fax: +9140 4900 2999

Email: mail@drreddys.com www.drreddys.com

June 27, 2016

BSE Limited Department of Corporate Services Listing Department P J Towers Dalal Street Mumbai - 400 001 Scrip Code: 500124	National Stock Exchange of India Limited Listing Department Exchange Plaza Plot no. C/1, G Block Bandra-Kurla Complex, Bandra (E) Mumbai - 400 051 Scrip Code: DRREDDY

Dear Sir/Madam,

Sub:	Buyback of equity shares of Rs. 5/- each (“Share”) of Dr. Reddy’s Laboratories Limited (“Company”) at a maximum price of Rs. 3,500/- per share for a maximum amount of Rs. 15,69,41,71,500 (Rupees One Thousand Five Hundred Sixty Nine Crores Forty One Lacs Seventy One Thousand Five Hundred only) via the open market through stock exchanges (“Buyback”)

With reference to the captioned subject matter, the Company hereby submits the daily report pursuant to Regulation 15(i) of the SEBI (Buy Back of Securities) Regulations, 1998 regarding equity shares bought back on June 27, 2016:

Name of the Broker	Number of Equity Shares Bought Back on (27/06/2016)		Total shares bought back	Average Price of Acquisition (Rs.)
	BSE	NSE
Kotak Securities Limited (A)	Nil	40,277	40,277	NSE: 3,177.48
Cumulative Equity Shares bought as on Yesterday (upto 24/06/2016) (B)				50,37,227
Less: Quantity Closed Out Today (C)				Nil
Quantity Closed Out as on Yesterday (D)				Nil
Total Quantity closed out (E=C+D)				Nil

Total Equity Shares bought back as on 27/06/2016 (A)+(B)–(E)				50,77,504

Please note that the total amount earmarked for Buyback by the Company is Rs. 15,69,41,71,500 (Rupees One Thousand Five Hundred Sixty Nine Crores Forty One Lacs Seventy One Thousand Five Hundred only) (excluding brokerage, transaction charges and taxes, if any).

Out of the above amount, the Company has utilized 99.999% i.e Rs. 15,69,41,68,907.18 (Rupees one thousand five hundred and sixty nine crores forty one lakhs sixty eight thousand and nine hundred and seven and eighteen paisa only) on cumulative basis for Buyback (excluding brokerage, transaction charges and taxes, if any) till date 27/06/2016.

For Dr. Reddy’s Laboratories Limited

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC: New York Stock Exchange Inc. (Stock Code: RDY)